

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

Via E-mail
Mr. Jay Biskupski
Chief Financial Officer
Peregrine Semiconductor Corporation
9380 Carroll Park Drive
San Diego, California 92121

>   **Re: Peregrine Semiconductor Corporation**
>   **Form 10-K for the Fiscal Year Ended December 28, 2013**
>   **Filed February 19, 2014**
>   **File No. 001-35623**

Dear Mr. Biskupski:

We have reviewed your response letter dated August 20, 2014 and filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2013

Item 9A. Controls and Procedures, page 48

1. We note your response to prior comment 1 and that your management has continued to conclude that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us in more detail the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

2. As a related matter, please tell us the factors supporting your conclusion that disclosure controls and procedures were effective for the quarterly periods ended March 29, 2014 and June 28, 2014 considering that your certifications do not include the language of paragraph 4(b) required by Item 601(b)(31) of Regulation S-K.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief